Exhibit 97

InterContinental Hotels Group PLC

Incentive-Based Compensation Recovery Policy

1.	Definitions

The following expressions shall have the following meanings for the purposes of this Policy:

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period;

“Committee” means the Remuneration Committee of the Board of Directors of the Company or such other committee to which responsibility has been delegated for overseeing the operation of this Policy;

“Company” means InterContinental Hotels Group PLC, with company number 05134420 or such successor body corporate as may be established from time to time;

“Effective Date” means the date this Policy is approved, which shall be no later than 60 days following the effective date of the New York Stock Exchange Listed Companies Manual Section 303A.14;

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation Received that exceeds the amount that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid:

•	during the applicable Recovery Period;

•	on or after the date the Effective Date;

•	after the Executive Officer began service as an Executive Officer; and

•	while the Company has a class of securities listed on a national securities exchange or a national securities association;

“Executive Officer” means an individual who served as the Company’s president, principal financial officer, principal accounting officer, any vice-president of the Company in charge of a principal business unit, division or function and any other officer who performs a policy making function (and the Committee shall have full discretion to determine who shall be considered an “Executive Officer” for the purposes of this Policy) at any time during the applicable performance period for the affected Incentive-Based Compensation, and includes both current and former Executive Officers;

“Financial Reporting Measure” means a measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures. Such measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission;

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure (and does not include exclusive conditions of time periods without any performance condition, and compensation that is based on subjective goals);

“Policy” means the policy constituted by these provisions, as amended from time to time;

“Received” means when Incentive-Based Compensation is deemed received, being the Company’s fiscal period during which the Financial Reporting Measure specified is attained, even if the payment or grant occurs after the end of that period;

“Recovery Period” means the three completed fiscal years of the Company immediately preceding the earlier of:

•

the date that the Board of Directors of the Company (“Board”), a committee the Board, or the officer(s) of the Company authorised to take such action if Board action is not required, concludes or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, and

•	the date a court, regulator or other legally authorised body directs the Company to prepare an Accounting Restatement,

and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years; and

“Recovery Rules” means Section 10D of the Securities Exchange Act of 1934 Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission and Section 303A.14 of the NYSE Listed Company Manual.

2.	General

2.1	This Policy, and the terms herein, will be incorporated into the terms and conditions of any new and existing Incentive-Based Compensation caught by this Policy.

2.2

In the event of any disparity between this Policy, any other clawback policy and the rules of the relevant incentive plan or arrangement under which Incentive-Based Compensation is granted, the terms of the Policy take precedence.

2.3

A copy of this Policy will be made available to the Executive Officers to whom Policy Incentive-Based Compensation is offered. Executive Officers will either expressly accept the terms of this Policy or, by participating in any incentive arrangement offering Incentive-Based Compensation, will be deemed to have accepted the terms of this Policy.

2.4	An Executive Officer will provide all information, documents and/or undertakings as the Committee may reasonably request in order to carry out the terms of this Policy.

2.5

In applying this Policy, the Committee shall determine the relevant currency exchange rate to apply where appropriate. The Company will not be liable for any loss due to movements in currency exchange rates or due to any charges imposed by a bank in relation to the conversion or transfer of monies.

2.6

The Company’s obligation to enforce this Policy is not dependent on whether or when the restated financial statements are filed. In addition, the recovery of Erroneously Awarded Compensation is required without regard to whether any misconduct occurred or an Executive Officer’s responsibility for the erroneous financial statements.

3.	Recovery

3.1

In the event of an Accounting Restatement, the Committee will reasonably promptly recover the amount of any Erroneously Awarded Compensation Received by each covered Executive Officer during the Recovery Period.

3.2	The Committee will provide each covered Executive Officer with a notice stating the amount of Erroneously Awarded Compensation, requesting repayment or return.

3.3

Each Executive Officer must comply with any request for repayment or return promptly (and no later than any date specified in the request). In the event of a failure to repay, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation, and the Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) in seeking to recover such compensation.

3.4	The Committee shall have broad discretion to determine the appropriate means of recovery based on all applicable facts and circumstances.

4.	Determination

4.1

The amount of Erroneously Award Compensation shall be determined by the Committee based on the particular facts and circumstances and consistent with the principles of the Recovery Rules. The Committee may engage any third-party advisers it deems necessary in order to perform any calculations contemplated by this Policy.

4.2

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement:

4.2.1

the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the incentive-based compensation was Received; and,

4.2.2

the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange as required by the Recovery Rules and/or applicable Securities and Exchange Commission rules.

5.	Exemption

5.1

Notwithstanding Section 3, recovery of Erroneously Awarded Compensation shall not be required to the extent that the Committee determines that recovery would be impracticable because of any of the following conditions:

5.1.1

the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount based on expense of enforcement, the Company must make a reasonable attempt to recover such compensation, document such reasonable attempt(s) to recover, and provide that documentation to the New York Stock Exchange.

5.1.2

recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding it would be impracticable to recover based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the New York Stock Exchange, that recovery would result in such violation, and must provide such opinion to the New York Stock Exchange.

5.1.3

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

6.	Indemnification

6.1	The Company and its subsidiaries are prohibited from:

6.1.1	indemnifying any Executive Officer against the loss of Erroneously Award Compensation pursuant to this Policy or any claims relating to the Company’s enforcement of its rights under this Policy; and

6.1.2	paying or reimbursing the premiums on any insurance policy protecting against the recovery of Erroneously Awarded Compensation.

6.2

The Company and/or its subsidiaries will not enter into any agreement that exempts any Incentive-Based Compensation from the application of this Policy or that waives the Company’s rights to recover Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

7.	Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by applicable Securities and Exchange Commission rules.

8.	Administration

8.1	This Policy shall be administered by the Committee in accordance with the Recovery Rules.

8.2	The Committee is authorised to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy.

8.3	Any determinations made by the Committee shall be binding on all persons.

8.4

In the event any provision of this Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended.

9.	Amendment

9.1

The Committee may amend this Policy from time to time as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, Securities and Exchange Commission rules, or the rules of any national securities exchange or association on which the Company’s securities are listed, provided such amendment would not cause the Company to violate any such laws.

9.2	Unless otherwise determined by the Committee, this Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Recovery Rules.

9.3	The Committee may terminate this Policy at any time.

10.	Recovery Rights

10.1	Executive Officers shall be deemed to have accepted continuing employment on terms that include compliance with this Policy and to be contractually bound by its enforcement provisions.

10.2	Executive Officers who cease employment or service with the Company and its subsidiaries shall continue to be bound by the terms of this Policy.

10.3

To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or other recovery obligations or policies, the amount that the relevant Executive Officer has already reimbursed the company will be credited to the required recovery under this Policy.

10.4

Nothing in this Policy precludes the Company from implementing any additional clawback, recovery or recoupment policies with respect to Executive Officers or other individuals, and the right of recovery under this Policy is in addition to, and not in lieu or, any other remedies or rights of recovery that may be available to the Company.

Approved: 18 October 2023